Exhibit 99.2

Fiat Chrysler Automobiles announces that FCA US LLC reported today on its US retail sales for April 2016

FCA US LLC Reports April 2016 U.S. Sales Increased 6 Percent; Best April Sales Since 2005

•	Jeep® brand sales up 17 percent; best April sales ever

•	Jeep Renegade and Jeep Compass each record best monthly sales ever

•	Ram pickup truck, Ram ProMaster and Ram ProMaster City each record their best April sales ever

•	Deliveries of the 2017 all-new Chrysler Pacifica minivan begin arriving in dealerships nationwide

Auburn Hills, Mich., May 3, 2016 - FCA US LLC today reported U.S. sales of 199,631 units, a 6 percent increase compared with sales in April 2015 (189,027 units), and the group’s best April sales in 11 years.

The Jeep® and Ram Truck brands each posted year-over-year sales gains in April compared with the same month a year ago. The Jeep brand’s 17 percent increase was the largest sales gain of any FCA US brand during the month.

“Consumer preference for SUVs and pickup trucks continued unabated in April and helped to propel us to our strongest April sales in 11 years,” said Reid Bigland, Senior Vice President - Sales, FCA - North America. “Both our Jeep and Ram Truck brands recorded strong year-over-year sales gains last month.”

Seven FCA US vehicles set records in the month of April, including the Jeep Renegade and Jeep Compass, each posting their best monthly sales ever. In addition, the Jeep Wrangler, Jeep Patriot, Ram pickup truck, Ram ProMaster and Ram ProMaster City each recorded their best April sales ever. On the brand side, the Jeep brand continues to set records with its best April sales ever.

FCA US finished the month of April with an 84-day supply of inventory (619,800 units). U.S. industry sales figures for April are internally projected at an estimated 17.9 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales were up 17 percent in April, the brand’s best April sales ever and its 31st-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. Sales of the Jeep Renegade, the newest entry to the Jeep product lineup, were up 131 percent, its best monthly sales performance since the small SUV was launched in March 2015. The Jeep Compass was equal to the task, also turning in its best sales month ever. In addition, the Jeep Wrangler and Jeep Patriot each recorded their best April sales ever. Sales of the Jeep Grand Cherokee were up 12 percent for its best April sales in 11 years. The 2016 Jeep Grand Cherokee 75th Anniversary Edition was named “Northwest Outdoor Activity Vehicle of the Year” by automotive journalist at last month’s 22nd-annual “Mudfest” competition hosted by the Northwest Automotive Press Association (NWAPA). In addition to taking the top honor, the Grand Cherokee 75th Anniversary Edition also was named winner of the Family Utility class. The 2016 Jeep Wrangler 75th Anniversary Edition won the Extreme Capability class.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup, Ram ProMaster and Ram ProMaster City, were up 12 percent in April, the brand’s best April sales since 2005. Sales of the Ram pickup truck were up 8 percent in April, the pickup’s best April sales performance ever. In addition, the Ram ProMaster and Ram ProMaster City vans each turned in their best April sales ever. The 2016 Ram Rebel was named winner in the Pickups category at NWAPA’s “Mudfest” competition in April. In addition, Popular Mechanics magazine last month recognized the 2016 Ram Truck brand product line with its Automotive Excellence Award. Compared to all other full-size pickups, the Ram 1500, 2500 and 3500 offerings had the best combination of technology, performance and value.

Dodge Brand
Sales of the Dodge Grand Caravan were up 116 percent in April, the minivan’s best April sales performance since 2014. The Dodge Durango posted a 17 percent year-over-year sales gain for its best April since 2005. Dodge brand sales were down 3 percent in April compared with the same month a year ago. The Dodge brand announced in April that it is simplifying the 2016 Dodge Dart model lineup with three new models packed with the features small-car customers want at a value every consumer will appreciate. The Dart SXT Sport, Dart Turbo and Dart GT Sport will comprise the Dodge Dart lineup for the remainder of the 2016 calendar year. Available Chrome, Rallye and Blacktop appearance packages give drivers the option to have an exterior style that will stand out from the crowd in the small-car segment.

Chrysler Brand
Sales of the Chrysler Town & Country minivan were up 82 percent in April compared with the same month a year ago. Meanwhile, the all-new 2017 Chrysler Pacifica minivans are arriving at Chrysler brand dealerships with increased excitement as the Pacifica in April made the prestigious Wards 10 Best Interiors List for 2016. With the introduction of the all-new Pacifica, FCA US adds 37 minivan firsts to its portfolio for an unprecedented total of 115 innovations in the segment. Chrysler 300 sales were up 47 percent, the full-size sedan’s best April sales since 2012. Chrysler brand sales were down 18 percent in April, compared with the same month a year ago.

FIAT Brand
FIAT brand sales, which include the Fiat 500, Fiat 500L and 500X, were down 19 percent in April, compared with the same month a year ago. The FIAT brand announced in April that pricing for its all-new 2017 124 Spider lineup will start at $24,995 U.S. Manufacturer’s Suggested Retail Price (MSRP), not including destination. FIAT’s all-new roadster is the lowest-priced turbocharged convertible in America. The revival of the roadster continues the expansion of the FIAT brand in North America. The 124 Spider lineup includes the Classica, $24,995; Lusso, $27,495; and Abarth, $28,195 (MSRP). The 124 Spider returns nearly 50 years after its original introduction.

FCA US LLC Sales Summary April 2016

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	9,421	4,124	128%	29,995	18,530	62%
Patriot	10,456	9,470	10%	39,203	39,162	0%
Wrangler	19,003	18,849	1%	60,744	60,967	0%
Cherokee	17,667	19,072	-7%	67,201	67,285	0%
Grand Cherokee	18,021	16,030	12%	65,071	59,407	10%
Renegade	9,730	4,214	131%	31,681	5,157	514%
JEEP BRAND	84,298	71,759	17%	293,895	250,508	17%
200	7,591	18,850	-60%	25,564	68,002	-62%
300	5,570	3,801	47%	21,487	16,708	29%
Town & Country	9,195	5,053	82%	40,811	24,927	64%
Pacifica	487	0	New	487	0	New
CHRYSLER BRAND	22,843	27,704	-18%	88,349	109,637	-19%
Dart	4,392	8,571	-49%	21,260	33,686	-37%
Avenger	0	140	-100%	0	787	-100%
Charger	8,213	9,063	-9%	35,959	35,281	2%
Challenger	6,412	6,771	-5%	22,451	22,728	-1%
Viper	56	56	0%	194	231	-16%
Journey	4,865	8,661	-44%	31,286	32,643	-4%
Caravan	13,203	6,126	116%	46,915	23,044	104%
Durango	6,434	5,518	17%	26,019	20,017	30%
DODGE BRAND	43,575	44,906	-3%	184,084	168,417	9%
Ram P/U	41,079	37,921	8%	154,446	139,432	11%
Cargo Van	16	182	-91%	1	2,805	-100%
ProMaster Van	2,835	1,764	61%	11,229	7,313	54%
ProMaster City	1,880	997	89%	6,431	1,720	274%
RAM BRAND	45,810	40,864	12%	172,123	151,270	14%
Alfa 4C	60	38	58%	229	255	-10%
ALFA BRAND	60	38	58%	229	255	-10%
500	1,488	2,498	-40%	5,266	10,493	-50%
500L	463	1,258	-63%	1,730	4,301	-60%
500X	1,094	0	New	5,058	0	New
FIAT BRAND	3,045	3,756	-19%	12,054	14,794	-19%

TOTAL FCA US LLC	199,631	189,027	6%	750,734	694,881	8%

Total Car & MPV	57,130	62,225	-8%	222,353	240,443	-8%
Total UV's	96,691	85,938	13%	356,258	303,168	18%
Total Truck & LCV	45,810	40,864	12%	172,123	151,270	14%

Method of Determining Monthly Sales. FCA US reported vehicle sales represent sales of its vehicles to retail and fleet customers, as well as limited deliveries of vehicles to its officers, directors, employees and retirees. Sales from dealers to customers are reported to FCA US by dealers as sales are made on an ongoing basis through a new vehicle delivery reporting system that then compiles the reported data as of the end of each month. Sales through dealers do not necessarily correspond to reported revenues, which are based on the sale and delivery of vehicles to the dealers. In certain limited circumstances where sales are made directly by FCA US, such sales are reported through its management reporting system.

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This press release contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “intend”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to reach certain minimum vehicle sales volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group’s ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group’s ability to expand certain of the Group’s brands internationally; changes in the Group’s credit ratings; the Group’s ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group’s defined benefit pension plans; the Group’s ability to provide or arrange for adequate access to financing for the Group’s dealers and retail customers; the Group’s ability to access funding to execute the Group’s business plan and improve the Group’s business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures and other effects from and in relation to compliance with environmental, health and safety regulation; developments in labor and industrial relations and developments in applicable labor laws; increases in costs, disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.  “The Group” as used herein refers to Fiat Chrysler Automobiles N.V. (the “Company“) together with its subsidiaries, or any one or more of them, as the context may require.

Any forward-looking statements contained in this press release speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com